                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(Mark One)

         Annual Report pursuant to Section 15 (d) of the Securities Exchange Act
  X      of 1934 (No Fee Required)

         For the fiscal year ended December 31, 1996


                                       OR

         Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No Fee Required)

         For the transition period from         to

                          Commission File number 1-1105





A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                          NCR CORPORATION SAVINGS PLAN

 B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 NCR CORPORATION
                1700 South Patterson Boulevard, Dayton, OH 45479

                                NCR SAVINGS PLAN

                          INDEX TO FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                                                                          PAGES

Reports of Independent Accountants......................................... 2-3

Financial Statements:

     Statements of Net Assets Available for Benefits
         as of December 31, 1996 and 1995.................................... 4

     Statement of Changes in Net Assets Available for
         Benefits for the year ended December 31, 1996
         (with strategy and fund information)................................ 5

     Notes to Financial Statements.........................................6-12

Supplemental Schedules:..................................................... 13

     Item 27a - Schedule of Assets Held for Investment Purposes
         as of December 31, 1996............................................ 14

     Item 27d - Schedule of Reportable Transactions
         for the year ended December 31, 1996............................... 15

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants, Beneficiaries and
 Administrators of the
NCR Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan (the Plan) at December 31, 1996, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the NCR Savings Plan for the year ended December 31, 1995 were audited by other independent accountants whose report dated June 20, 1996 expressed an unqualified opinion on those statements.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 27a and 27d is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The strategy and fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules 27a and 27d and the strategy and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects.

PRICE WATERHOUSE LLP

Dayton, Ohio
June 18, 1997

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants of the NCR
Savings Plan

We have audited the accompanying statement of net assets available for benefits of the NCR Savings Plan (the Plan) as of December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan as of December 31, 1995 in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.

Dayton, Ohio
June 20, 1996

NCR SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995


                                                         1996           1995
                                                         ----           ----
Assets:
   Investments at fair market value:
     Very conservative strategy                     $  35,550,419  $  32,693,884
     Conservative strategy                             82,888,197     86,763,496
     Moderately cautious strategy                      67,486,782     62,452,110
     Moderate strategy                                 98,104,261     80,422,728
     Moderately aggressive strategy                   101,133,449     80,652,725
     Aggressive strategy                              367,467,719    351,454,636
     Mutual fund window                               112,422,972     48,720,785
     Participant loans                                 21,653,085     21,616,324
     AT&T Unitized Stock Fund (See Note 4)            124,672,743    181,916,164
     Lucent Unitized Stock Fund (See Note 4)           43,418,437              -
     NCR Unitized Stock Fund (See Note 4)               6,244,812              -
     Short-term investments                             1,102,390        832,837
                                                   --------------  -------------

     Total investments                              1,062,145,266    947,525,689

Interest and dividends receivable (See Note 2)                  -     17,649,221
                                                   --------------  -------------

  Total assets                                      1,062,145,266    965,174,910

Liabilities:
  Accounts payable and other liabilities                        -         76,046
                                                   --------------  -------------

Net assets available for benefits                  $1,062,145,266  $ 965,098,864
                                                   ==============  =============



                  The accompanying notes are an integral part
                         of these financial statements

NCR SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH STRATEGY AND FUND INFORMATION) FOR THE YEAR ENDED DECEMBER 31, 1996



                                                         Participant-Directed
                    -----------------------------------------------------------------------------------------------------------



                        Very                    Moderately                 Moderately                  Mutual
                    Conservative  Conservative   Cautious     Moderate      Aggressive   Aggressive      Fund     Participant
                      Strategy     Strategy      Strategy     Strategy       Strategy     Strategy      Window       Loans
                    ------------  -----------   -----------  ------------   ----------  -----------  -----------  ------------

Additions:
  Contributions:
   Company          $  1,359,017  $ 1,934,022   $ 1,578,640  $  2,580,746  $ 2,949,819 $  9,799,756  $ 2,879,686             -
   Participant         3,291,096    3,594,459     3,233,921     5,498,959    6,362,642   22,633,531    7,760,716             -
                    ------------  -----------   -----------  ------------   ----------  -----------  -----------  ------------
                       4,650,113    5,528,481     4,812,561     8,079,705    9,312,461   32,433,287   10,640,402             -
                    ------------  -----------   -----------  ------------   ----------  -----------  -----------  ------------

Investment
  income:
   Interest               10,797    2,764,555             2             -            -            -          315             -
   Dividends           1,517,369      217,564             -             -            -   30,496,920    4,632,674             -
   Net realized
    and unrealized
    gains (losses)             -    1,245,711     6,847,796    16,577,155   13,768,696   (1,021,180)   7,325,208             -
                    ------------  -----------   -----------  ------------   ----------  -----------  -----------  ------------
                       1,528,166    4,227,830     6,847,798    16,577,155   13,768,696   29,475,740   11,958,197             -
                    ------------  -----------   -----------  ------------   ----------  -----------  -----------  ------------

Deductions:
  Benefit payments    (4,114,731)  (6,292,653)   (3,374,562)   (5,033,445)  (5,554,976) (22,051,254)  (4,291,459)            -
  Investment
   management fees        (8,061)    (132,592)      (82,985)     (223,085)    (282,063)    (261,024)      (1,350)            -
                    ------------  -----------   -----------   -----------   ----------  -----------  -----------  ------------
                      (4,122,792)  (6,425,245)   (3,457,547)   (5,256,530)  (5,837,039) (22,312,278)  (4,292,809)            -
                    ------------  -----------   -----------   -----------   ----------  -----------  -----------  ------------

Other transactions:
  Participant loans     (106,129)     (94,226)    (144,458)      (152,951)    (108,965)    (188,789)    (177,795) $    890,305
  Interfund transfers    815,652   (7,643,095)  (3,023,789)    (1,552,173)   3,383,031  (38,601,680)  44,502,863      (853,544)
  AT&T stock
   distribution                -            -            -              -            -            -            -             -
  Other                  (44,516)      258,930          652         2,544      (20,006)         (90)           -             -
                    ------------  ------------  -----------  ------------   ----------  -----------  -----------  ------------

Net increase
 (decrease)            2,720,494    (4,147,325)   5,035,217    17,697,750   20,498,178      806,190   62,630,858        36,761

Net assets available
  for benefits:
  Beginning of year   32,829,925    87,035,522   62,451,565    80,406,511   80,635,271  366,661,529   49,792,114   21,616,324
                    ------------   -----------  -----------  ------------   ----------  -----------  ----------- ------------
  End of year       $ 35,550,419   $82,888,197  $67,486,782  $ 98,104,261 $101,133,449 $367,467,719 $112,422,972 $ 21,653,085
                    ============   ===========  ===========  ============  ============ =========== ============ ============


                                         See Note 4
                        --------------------------------------
                           AT&T         Lucent        NCR
                         Unitized       Unitized     Unitized   Short-Term
                        Stock Fund     Stock Fund   Stock Fund  Investments     Total
                        ------------  -----------  -----------  ----------- -------------
Additions:
  Contributions:
   Company              $  4,241,421            -            -           -  $  27,323,107
   Participant             7,815,600            -            -           -     60,190,924
                        ------------  -----------  -----------  ----------  -------------
                          12,057,021            -            -           -     87,514,031
                        ------------  -----------  -----------  ----------  -------------

  Investment income:
   Interest                        -            -            -  $   51,146      2,826,815
   Dividends               3,892,864  $    15,288            -           -     40,772,679
   Net realized
    and unrealized
    gains (losses)       (21,640,626)   5,175,629  $        19           -     28,278,408
                        ------------  -----------  -----------  ----------  -------------
                         (17,747,762)   5,190,917           19      51,146     71,877,902
                        ------------  -----------  -----------  ----------  -------------

Deductions:
  Benefit payments        (9,996,686)    (791,868)                       -    (61,501,634)
  Investment
   management fees           (39,763)      (6,000)           -           -     (1,036,923)
                        ------------  -----------  -----------  ----------  -------------
                         (10,036,449)    (797,868)           -           -    (62,538,557)
                        ------------  -----------  -----------  ----------  -------------

Other transactions:
  Participant loans           83,008            -            -           -               -
  Interfund transfers      4,508,614   (1,750,253)           -     214,374               -
  AT&T stock
   distribution          (47,020,434)  40,775,641    6,244,793           -               -
  Other                       (4,490)           -            -           -         193,024
                        ------------  -----------  -----------  ----------  --------------

Net increase (decrease)  (58,160,492)  43,418,437    6,244,812     265,520      97,046,402

Net assets available
  Beginning of year      182,833,235            -            -     836,870     965,098,864
                        ------------  -----------  -----------  ----------  --------------
  End of year           $124,672,743  $43,418,437  $ 6,244,812  $1,102,390  $1,062,145,266
                        ============  ===========  ===========  ==========  ==============





                  The accompanying notes are an integral part
                         of these financial statements

NCR SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


1.   DESCRIPTION OF THE PLAN

     GENERAL
     The NCR Savings Plan ("the Plan") is a defined contribution plan established May 1, 1985 by NCR Corporation (the "Company") to give the Company's employees more control over, and participation in, the accumulation of capital for their retirement. As discussed further in Note 4, prior to December 31, 1996, the Company was a wholly owned subsidiary of AT&T Corporation (AT&T).

     The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     The Plan covers all eligible U.S. employees of the Company (other than certain categories of part-time, temporary, and intern employees) and its domestic subsidiaries, except for employees covered by a collective bargaining agreement.

     CONTRIBUTIONS AND FUNDING
     All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions to the Plan. Participants may elect to contribute up to twenty percent of their eligible compensation; however, tax-deferred contributions are limited to sixteen percent of eligible compensation. The maximum contribution percentage limits vary based upon the participant's base salary. Annual tax-deferred contributions per participant for both 1996 and 1995 Plan years were limited to $9,500.

     For each dollar contributed by a participant up to six percent of compensation, the Company funds an additional matching amount. The Company's matching contributions are seventy-five percent of the first three percent of pay contributed by a participant and fifty percent of the next three percent of pay contributed by a participant whether on a tax-deferred or after-tax basis.

     VESTING
     Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participants hire date.

NCR SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


     A participant becomes fully vested in their account (i) upon attainment of age 65, (ii) upon retirement, (iii) upon termination of employment due to a "reduction in force", (iv) in the event of death, or (v) in the event of total and permanent disability. Upon termination of employment, a participant is entitled to full distribution of their contributions and all vested Company match contributions; all non-vested Company match contributions will be forfeited. These forfeitures are used to reduce future Company contributions. For the years ended December 31, 1996 and 1995, the amount of forfeitures have been insignificant.

     PARTICIPANT ACCOUNTS
     A participant may withdraw any employee tax-deferred contributions during their employment in the case of a "hardship" (as defined in the Plan), and a participant may withdraw after-tax employee contributions for any reason. The participant may not withdraw any Company match contributions or any earnings on Company match or employee contributions until they terminate employment with the Company.

     PARTICIPANT LOANS
     Participants may borrow from the Plan, limited by restrictions set forth in the Plan document. A fixed interest rate is applied to the loan based on the prime rate (as reported by the Wall Street Journal) in effect on the twentieth business day of the month, prior to the month of the transaction. The term of the loan may be between 12 to 56 months. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount.


     TERMINATION OF THE PLAN
     It is the present intention of the Company to continue the Plan indefinitely. However, the Company reserves the right to terminate this Plan at any time by action of the board of directors. No amendment or termination of the Plan may adversely affect a participant's accrued benefit on the date of the amendment or termination. No amendment may change the requirement that the assets of the Trust must be used for the exclusive benefit of the participants, the former participants and the beneficiaries.

     Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment.

     For a complete description of the Plan, participants should refer to the Plan Prospectus.

NCR SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the Plan are prepared under the accrual basis of accounting.

     INVESTMENT VALUATION
     All of the Plan's investments are stated at fair value, except for guaranteed investment contracts which, in accordance with generally accepted accounting principles, are stated at contract value. Fair values have been estimated based on quoted market amounts of the underlying investments.

     INTEREST AND DIVIDENDS RECEIVABLE
     As of December 31, 1996, approximately $1,900,000 of interest and dividends receivable are included in the fair market values of the investments as presented in the statement of net assets available for benefits.

     PLAN EXPENSES
     All initial and ongoing administrative costs of the Plan are paid by the Company except for a $50 participant loan application fee, brokerage fees and commissions which are included in the cost of investments when purchased and in determining the net proceeds on sales of investments, and investment management fees which will be paid from the respective assets of the investment option.

     The Plan's primary investment manager is Fidelity Investments ("Fidelity"). An affiliate of Fidelity also serves as the record keeper for the Plan's participant data.

     PAYMENTS TO WITHDRAWING PARTICIPANTS
     The Plan records payments to withdrawing participants at the time of disbursement, in accordance with generally accepted accounting principles.

     ROLLOVER CONTRIBUTIONS AND TRANSFERS
     Participant rollover contributions and transfers from other defined contributions plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

NCR SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


3.   TAXES

     The Company received its latest favorable determination letter dated November 6, 1995, from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the
     Code). Therefore, the Plan's Administrator believes that the Plan was qualified and the related Trust is exempt from Federal income taxes under
     Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participants' contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

     Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company match contributions, and the earnings of the Plan when the contributions are distributed to them.

     The Plan has been amended since receiving the determination letter. However, the Plan's Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

4.   DESCRIPTION OF AT&T, LUCENT AND NCR UNITIZED STOCK FUNDS

     Prior to January 1, 1997, the Plan offered a stock fund that invested in common stock of NCR's then parent company, AT&T. In October, 1996, shares of Lucent Technologies, Inc. were distributed to all shareholders of AT&T. On December 31, 1996, shares of NCR were distributed to shareholders of AT&T. The Plan established the Lucent and NCR Unitized Stock Funds to hold the respective shares distributed to the Plan.

     No new contributions may be directed to the Lucent or the AT&T Unitized Stock Funds. Amounts currently invested may be directed into the other investment options offered under the Plan until December 31, 1997, at which time these funds will be discontinued and any remaining balances will be transferred to the Very Conservative Strategy. The Plan will continue to allow participants to invest in the NCR Unitized Stock Fund.

     All of the stock funds are managed by Fidelity and are invested primarily in the shares of the respective common stock. Portions of the funds may be invested in short term obligations and money market instruments for administrative purposes.

NCR SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


5.   DESCRIPTION OF INVESTMENT STRATEGIES AND MUTUAL FUND WINDOW

     The Plan offers participants various investment strategies and a Mutual Fund Window. The investment composition of the strategies and Mutual Fund Window are described below, but the exact mix, or percentage invested in each of the underlying investments or strategies, will vary from time to time.

     THE VERY CONSERVATIVE STRATEGY
     Offers a portfolio consisting almost entirely of obligations issued or guaranteed as to principal and interest by the U.S. Government or its agencies and repurchase agreements secured by these obligations.

     THE CONSERVATIVE STRATEGY
     Offers a portfolio consisting largely of investment contracts issued by insurance companies and banks. The remainder of the portfolio is invested in fixed income securities. Investments include the Fidelity Institutional Cash Portfolio, the Barclays Global Investors (BGI) U.S. Debt Index Fund and units of a money market portfolio. For the years ended December 31, 1996 and 1995, contracts with insurance companies held in the Conservative Strategy had average yields of 7.03% and 7.66%, respectively.

     THE MODERATELY CAUTIOUS STRATEGY
     Offers a broad range of investment grade, interest-bearing securities issued by the U.S. Government and its agencies, and by corporations. In addition, a portion of the portfolio will be invested in U.S. common stocks and in the Standard & Poor's Composite Index 500 stocks. Investments include the BGI U.S. Debt Index Fund, BGI Index Fund, the BGI Money Market Fund and the Fidelity Broad Market Management Fund.

     THE MODERATE STRATEGY
     Offers a portfolio consisting of fifty to sixty percent in common stocks publicly traded in the U.S., with the remainder invested in a broad range of investment grade, fixed income securities. Investments include the Fidelity Select Equity Portfolio, Fidelity Broad Market Management Portfolio, Fidelity U.S. Equity Index Portfolio, and the Columbus Circle Small Cap Fund.

     THE MODERATELY AGGRESSIVE STRATEGY
     Offers a portfolio of approximately sixty to eighty percent in U.S. and international common stocks with the remainder consisting of a broad range of investment grade, interest-bearing securities issued by the U.S. Government and its agencies, and by corporations. Investments include the BGI EAFE Equity Fund, and the Columbus Circle Small Cap Fund.

NCR SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


     THE AGGRESSIVE STRATEGY
     Offers a portfolio primarily of common stocks diversified across sectors of domestic and foreign markets. Investments include the Fidelity Magellan Fund, the Fidelity Select Equity Portfolio, the Fidelity Select International Equity Portfolio and the Columbus Circle Small Cap Fund.

     THE MUTUAL FUND WINDOW
     Offers a choice of the following retail mutual funds: Columbia Fixed Income Securities Fund, Fidelity Balanced Fund, Fidelity Growth and Income Fund, Fidelity Contrafund, Templeton Foreign Fund and Twentieth Century Ultra Investors Fund. The funds are presented in the aggregate in the accompanying financial statements.

     OTHER
     The Plan had invested in an Executive Life contract which represented a separate account whose balance was frozen as of April 1991 due to the Chapter 11 bankruptcy filing of Executive Life's parent, First Executive Corporation. As a result, participants could not withdraw or transfer the segregated amounts from their accounts until the court supervised reorganization of Executive Life progressed.

     During 1994, the Company obtained approval from the Department of Labor to loan to the Plan the amount necessary to liquidate the participants' frozen investment in the contract, including earnings at a reasonable interest rate during the frozen period. Accordingly, the Company made a loan to the Plan of approximately $3,400,000 consisting of $2,100,000 of principal and $1,300,000 of interest. Prior to the loan, Executive Life paid to the Plan $2,800,000 toward the frozen contract. All subsequent payments received from Executive Life will be used as credit against future Company contributions. Approximately $560,000 of payments were received by the Plan during 1995. No payments were received in 1996. The loan has not been recorded in the December 31, 1996 or 1995 financial statements of the Plan, as it will be forgiven to the extent the ultimate recovery on the contract is less than the amount of the loan.

     As of December 31, 1996, the BGI U.S. Debt Index Fund, the Fidelity Select Equity Portfolio and the Fidelity Magellan Fund, which are held as investments by some of the above investment strategies, accounted for 6%, 10% and 29%, respectively, of the total net assets available for benefits.

NCR SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

6. COST AND FAIR MARKET VALUES OF INVESTMENT OPTIONS

                                                     DECEMBER 31, 1996
                                   --------------------------------------------------------
                                                     NUMBER       PRICE       FAIR MARKET
           INVESTMENTS                 COST         OF UNITS     PER UNIT        VALUE
-------------------------------    ------------    ----------    ---------   --------------
Very conservative strategy         $ 35,550,419    35,550,419    $    1.00   $   35,550,419

Conservative strategy                76,915,581     5,903,718    $   14.04       82,888,197

Moderately cautious strategy         47,026,768     3,516,981    $   19.19       67,486,782

Moderate strategy                    63,940,744     4,042,203    $   24.27       98,104,261

Moderately aggressive strategy       72,408,974     3,522,586    $   28.71      101,133,449

Aggressive strategy                 313,919,435    10,210,273    $   35.99      367,467,719

Mutual fund window:
  Columbia Fixed Income Fund          2,086,825       159,986    $   13.08        2,092,618

  Fidelity Growth & Income
  Portfolio                          27,321,016       996,723    $   30.73       30,629,302

  Fidelity Global Balanced Fund       1,999,945       149,291    $   14.08        2,102,021

  Fidelity Contrafund                33,501,178       877,537    $   42.15       36,988,177

  Templeton Foreign Fund             14,211,441     1,469,545    $   10.36       15,224,488

  Twentieth Century Ultra Fund       23,874,253       903,751    $   28.09       25,386,366

AT&T Unitized Stock Fund             98,053,350    52,894,467    $   23.57      124,672,743

Lucent Unitized Stock Fund           38,880,494     1,639,669    $   26.48       43,418,437

NCR Unitized Stock Fund               6,244,793       330,538    $   18.89        6,244,812

Short-term investments                1,102,390     1,102,390    $    1.00        1,102,390

Participant loans                    21,653,085           N/A          N/A       21,653,085
                                   ------------                              --------------

Total Investments                  $878,690,691           N/A          N/A   $1,062,145,266
                                   ============                              ==============

                                                          DECEMBER 31, 1995
                                   --------------------------------------------------------------
                                                       NUMBER        PRICE          FAIR MARKET
           INVESTMENTS                 COST           OF UNITS      PER UNIT           VALUE
--------------------------------   ------------      ----------    ----------      --------------
Very conservative strategy         $ 32,693,884      32,693,884    $     1.00      $   32,693,884

Conservative strategy                81,916,339       6,513,776    $    13.32          86,763,496

Moderately cautious strategy         46,584,195       3,616,219    $    17.27          62,452,110

Moderate strategy                    61,679,270       3,781,040    $    21.27          80,422,728

Moderately aggressive strategy       63,058,474       3,260,013    $    24.74          80,652,725

Aggressive strategy                 287,818,831      11,055,609    $    31.79         351,454,636

Mutual fund window:
  Columbia Fixed Income Fund          1,473,524         113,899    $    13.51           1,538,776

  Fidelity Growth & Income
  Portfolio                           9,800,417         401,834    $    27.05          10,869,615

  Fidelity Global Balanced Fund       1,779,262         134,230    $    13.52           1,814,785

  Fidelity Contrafund                13,188,128         380,272    $    38.02          14,457,952

  Templeton Foreign Fund              3,046,084         853,448    $     9.18           7,834,653

  Twentieth Century Ultra Fund       11,226,223         467,446    $    26.11          12,205,004

AT&T Unitized Stock Fund            130,369,687       5,018,377    $    36.25         181,916,164

Lucent Unitized Stock Fund                   --              --            --                  --

NCR Unitized Stock Fund                      --              --            --                  --

Short-term investments                  832,837         832,837    $     1.00             832,837

Participant loans                    21,616,324             N/A           N/A          21,616,324
                                   ------------                                    --------------

Total Investments                  $767,083,479             N/A           N/A      $  947,525,689
                                   ============                                    ==============

                                NCR SAVINGS PLAN


                             SUPPLEMENTAL SCHEDULES

NCR SAVINGS PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                         FAIR MARKET
             IDENTITY OF ISSUE                            COST              VALUE
---------------------------------------------------  --------------    --------------
INTEREST BEARING CASH:
 State Street Short Term Inv. Fund                   $    1,929,082    $    1,929,082
 SSB&T Co. STIF Forfeitures                                  24,444            24,444
 BGI Money Market Fund                                       18,576            18,576

COMMON/COLLECTIVE TRUSTS:
 BGI Equity Index Fund                                   14,476,653        20,901,108
 BGI U.S. Debt Index Fund                                47,905,427        59,384,682
 BGI EAFE Equity Index Fund                               6,054,030         8,413,376

REGISTERED INVESTMENT COMPANIES:
 Fidelity Managed Inv. Contract Portf. (GICs) (a)        38,681,661        38,681,661
 Fidelity Inst. Cash Portfolios (a)                      23,112,557        23,112,557
 Fidelity Money Mkt (a)                                  21,758,017        21,758,017
 Fidelity Broad Market Management (a)                    75,368,507        86,599,961
 Fidelity Select Equity Portfolio (a)                    64,694,874       102,580,421
 Fidelity U.S. Equity Index Portfolio (a)                 6,960,421        13,962,132
 Fidelity Magellan Fund Inc. (a)                        265,789,040       304,478,826
 Fidelity Select Int'l Portfolio (a)                     13,370,414        19,911,169
 Fidelity Growth & Income Portfolio (a)                  27,321,016        30,629,302
 Fidelity Global Balanced Fund (a)                        1,999,945         2,102,021
 Fidelity Contrafund (a)                                 33,501,178        36,988,177
 Columbia Fixed Income Fund                               2,086,825         2,092,618
 Templeton Foreign Fund                                  14,211,441        15,224,488
 Twentieth Century Ultra Fund                            23,874,253        25,386,367
 Columbus Circle Small Cap Fund                          28,777,479        50,034,075

EMPLOYER RELATED INVESTMENTS:
 AT&T Common Stock                                       98,053,350       124,672,743
 NCR Common Stock                                         6,244,793         6,244,812
 Lucent Common Stock                                     38,880,494        43,418,437

Participant Loans (b)                                    21,653,085        21,653,085

Net Interest and Dividends Receivable                     1,943,129         1,943,129
                                                     --------------    --------------

                                                     $  878,690,691    $1,062,145,266
                                                     ==============    ==============

----------
(a)   An affiliate of Fidelity acts as the record keeper.

(b) The participant loan rates are approximately between 6.0%-9.5%. The term of the loans are between 12 to 56 months.

NCR SAVINGS PLAN

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

 (A) IDENTITY OF PARTY                                      NUMBER OF      (C) PURCHASE       (D) SELLING    (E) LEASE
        INVOLVED          (B) DESCRIPTION OF ASSETS       TRANSACTIONS          PRICE             PRICE        RENTAL
Fidelity Invest           Institutional Cash Portfolios
                                                               231        $   46,813,235                 -           -
                                                               306                     -     $  41,656,016           -


Fidelity Invest           Magellan Fund
                                                                 2            45,726,685                 -           -
                                                                10                     -         7,969,907           -

Fidelity Invest           Select Equity Portfolio
                                                               158            41,777,104                 -           -
                                                               357                     -        60,231,286           -
                                                            ------        --------------     -------------    --------

                                                             1,064        $  134,317,024     $ 109,857,209           -
                                                            ======        ==============     =============    ========

                                                                                             (H) CURRENT
                                                           (F) EXPENSE                      VALUE OF ASSET
 (A) IDENTITY OF PARTY    (B) DESCRIPTION OF ASSETS       INCURRED WITH     (G) COST OF     ON TRANSACTION   (I) NET GAIN
        INVOLVED                                           TRANSACTION         ASSETS            DATE          OR (LOSS)
Fidelity Invest           Institutional Cash Portfolios
                                                                         -                -      $  46,813,235               -
                                                                         -      $41,656,016                  -               -


Fidelity Invest           Magellan Fund
                                                                         -                -         45,726,685               -
                                                                         -        7,296,077                  -     $   673,830

Fidelity Invest           Select Equity Portfolio
                                                                         -                -         41,777,104               -
                                                                         -       49,257,011                  -      10,974,275
                                                                ----------      -----------      -------------     -----------

                                                                         -      $98,209,104      $ 134,317,024     $11,648,105
                                                                ==========      ===========      =============     ===========

                                   SIGNATURES




NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                NCR SAVINGS PLAN



                            By: /s/ L.R. Tashenberger
                           Savings Plan Administrator



Date:  June 26, 1997

                                  EXHIBIT INDEX



Exhibit No.
-----------

     23           Consent of Price Waterhouse L.L.P.

     23a          Consent of Coopers & Lybrand L.L.P.